Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817

James B. Comey Senior Vice President and General Counsel	September 21, 2007

Filed Via Edgar and Facsimile: (202/772-9366)

Mr. Daniel Morris, Esq.

Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3651

RE:	Lockheed Martin Corporation

Definitive 14A

Filed March 16, 2007

File Number: 001-11437

Ladies and Gentlemen:

This letter is submitted in response to the review comments provided in your letter, dated August 21, 2007, addressed to Mr. Robert J. Stevens, Chief Executive Officer of Lockheed Martin Corporation, with regard to the above-referenced filing. For convenience of reference, we have repeated the Staff’s comments (in bold italics) followed by our response.

Related Person Transaction Policy, page 10

1.	Your disclosure indicates that your related party transaction policy is contained in the Corporate Governance Guidelines. However, the summary description of the related party transaction policy which is set forth in this proxy statement appears to be more detailed than the actual policy set forth in the Corporate Governance Guidelines. Please revise your disclosure to explain and tell investors where they may find a full and complete copy of the policy.

Item 404(b) of Regulation S-K requires that registrants describe their policies and procedures for the review, approval or ratification of related person transactions. The item does not appear, by its terms, to require that registrants make their policies publicly available.

Our disclosure on page 10 indicates that the Board approved a written policy for the review, approval and ratification of related person transactions. Concurrently, the Board amended its Corporate Governance Guidelines to include a reference to, and brief summary of, the more-detailed, new policy.

The Corporate Governance Guidelines are available on the Corporation’s website, and we plan to post a copy of our Related Person Transactions Policy on the website.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

Management Development and Compensation Committee, page 13

2.	Please describe the circumstances under which independent directors, other than the compensation committee, may participate in executive compensation decisions.

The Management Development and Compensation Committee (“Committee”) is responsible for reviewing and determining the compensation of the Corporation’s named executive officers (“NEOs”), and other elected officers generally. The Committee reports its findings and conclusions to the Board. The independent members of the Board then separately approve the compensation of the CEO and each of the CEO’s direct reports, which include the NEOs.

Our 2007 proxy statement describes the respective roles of the Committee and the Board of Directors in various places, including on pages 13, 26 and 28.

As requested, we will seek to clarify the disclosure in our 2008 proxy statement to make sure that the role of the Board and Committee are specifically detailed, consistent with this response.

3.	Please disclose the extent to which the committee may delegate its authority to make decisions regarding compensation. Refer to item 407(e)(3)(i)(B) of Regulation S-K.

Section 3.05 of the Corporation’s Bylaws designates the Management Development and Compensation Committee as a permanent standing committee of the Board and charges it with specific responsibility for executive compensation matters. Although the Board or the Committee technically could appoint another committee or delegate the Committee’s authority to other directors as a matter of Maryland law, neither the Board nor the Committee has taken action to do so, and each is unlikely to do so in the future for a number of reasons. The Corporation’s Bylaws contemplate that the Committee will perform this role. The Committee is comprised entirely of independent directors, consistent with the listing standards of the New York Stock Exchange, the requirements of SEC Rule 16b-3 for approval and exemption of equity awards under Section 16 of the Securities Exchange Act of 1934, and the requirements of IRS Code Section 162(m) relating to tax deductibility of executive compensation. Consistent with that approach, the plan documents governing our equity, long-term, and short-term incentive plans do not authorize delegation by the Committee, other than to perform ministerial tasks.

The structure of our program also inherently restricts delegation of compensation decisions to management. SEC Rule 16b-3, the New York Stock Exchange listing standards and Maryland law limit delegation to management for decisions on equity compensation. Similarly, Internal Revenue Code Section 162(m) limits delegation for performance-based compensation (whether in the form of cash or equity). As a result, we did not address delegation in our 2007 proxy statement and would not propose additional disclosure in future proxy statements related to delegation, unless the Committee subsequently decides to delegate its authority to make decisions regarding executive compensation.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

Audit Committee Report, page 15

4.	Please revise Item 2 to include specific mention of Auditing Standards No. 61, as amended. Refer to Item 407(d)(3)(i)(B) of Regulation S-K.

Our disclosure on page 15 indicates that we have “discussed with the independent auditors the items that are required to be discussed under applicable professional auditing standards and regulations . . . .” We viewed this disclosure as consistent with the requirements of Item 407(d)(3)(i)(B) and the Commission’s Plain English requirements.

In our 2008 proxy statement, we will include a specific reference to Auditing Standards No. 61, as amended.

Director Compensation, page 18

5.	Disclose all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

As noted in Footnote (2) to the Director Compensation table on page 19 of our 2007 proxy statement, we recognize FAS 123R expense based on the change in market value during the year for all stock units credited to a director’s account, whether credited in 2006 or prior years. In Footnote (3) to the same table, we included a cross-reference to Note 11 to our financial statements contained in our Annual Report on Form 10-K for year ended December 31, 2006, referencing the assumptions used in determining the fair market value of options.

We will include a similar cross-reference to the assumptions in our financial statements in the footnote relating to stock awards in our 2008 proxy statement.

6.	We note your stock awards column segregates the amount of FAS 123R expense recognized in 2006 from the amounts recognized in prior years. Please note that Item 402(k)(2)(iii) of Regulation S-K requires that the table present the aggregate amount of FAS 123R expense recognized. Please revise accordingly.

We presented the FAS 123R expense associated with the equity portion of the director’s retainer for 2006 and the stock appreciation and dividends associated with the units awarded in 2006 and prior years on separate lines. We viewed this presentation as preferable, because it enabled a reader to differentiate between the portion of the stock awards that are attributable to the current annual retainer and the portion attributable to appreciation and dividends credited to a director’s account. Absent the separate presentation, it would have appeared that each of the directors received widely varying stock award compensation in 2006. The separate presentation permitted readers to see that all of the directors received the same stock award as a retainer in 2006 (except for those who elected to receive all or a portion of their award in the form of options), but that some directors had additional appreciation and dividends associated with a larger number of units credited to their accounts from prior years’ service. We viewed this as a more informative presentation.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

In our 2008 proxy statement, we plan to present the aggregate amount of FAS 123R expense recognized for directors’ stock awards in 2007 in a single row. Consistent with our response above, we also may include optional footnote disclosure to describe what portion of the stock award expense is attributable to the annual retainer and what portion is attributable to stock appreciation and dividends.

Overview and Objectives of Executives Compensation Program, page 27

7.	We note your benchmarking activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

We do not benchmark different elements of executive compensation against different benchmarking groups. Each of the elements of our executive compensation structure (annual base salary, short-term incentive compensation, and long-term incentive compensation) is benchmarked against data from the Comparator Group described on pages 27-28 of our 2007 proxy statement.

Actual compensation paid to each NEO is based on both market data and other factors. We use the Comparator Group data to identify competitive levels of compensation for comparable positions as a reference point for market pay. We reference the 50th percentile (as a market comparison for the job performed) and then consider experience and time in the position, sustained performance, and other factors. We do not designate a specific percentile within the Comparator Group data as a targeted level for each element of compensation.

Market data and performance metrics are important tools for analyzing compensation, but are not the only determining factors. Compensation decisions necessarily involve judgments about the best mix and balance of compensation elements needed to attract qualified employees, retain employees, and reward or recognize performance. In making individual compensation decisions, management considers a number of factors in conjunction with the market data and makes recommendations to the Committee with respect to each element of compensation after considering individual performance and other factors. As a result, total compensation (or any particular component of compensation) received by a NEO will be based on a combination of factors and may differ materially from the referenced median of the Comparator Group.

As set forth in our 2007 proxy statement on page 29, the additional factors include, in the case of base salary: a sustained high level of performance, demonstrated success in meeting or exceeding key financial and other business objectives, proven ability to create stockholder

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

value, highly developed skills and abilities critical to the success of the business unit or Corporation, experience and time in position, and perquisite availability. Similar factors apply to short-term and long-term incentives.

Each executive position is benchmarked against like jobs in the compensation consultant’s database. Hewitt Associates, Inc. provides data for each position and component of pay (base salary, short-term incentive target bonus, and long-term incentive compensation target opportunity) regressed to the 50th percentile. The regression is based on the revenue scope of the referenced job. For example, CEO and CFO positions are regressed based on consolidated corporate revenues, and business area Executive Vice Presidents are regressed based on the revenues of their associated business area. Because the data is trailing data, the compensation consultant also adjusts it for current year comparability based on assumed rates of compensation change.

Survey results are reported to management on a position-specific basis for all components of compensation listed above. The data provided includes the size-adjusted (regressed) 50th percentile and the size-adjusted (regressed) 75th percentile (as a separate reference point) for each position. For long-term incentive compensation, the consultant also prepares a grant table. This table converts the market long-term incentive target levels to actual suggested equity grants (stock options, restricted stock units, and LTIP target awards), based on the 50%, 20% and 30% formula and chart for long-term incentive compensation distribution described on page 32 of our 2007 proxy statement. Individual compensation components are then adjusted up or down based on the factors described above.

We do not evaluate (or report to the Committee) how subsequent actual payments to our NEOs compare to the actual payments made to other Comparator Group executives in terms of targeted percentiles. The market data compiled by Hewitt Associates for long-term incentive compensation awards is target award data and represents an award opportunity whose payout over time is contingent upon a number of factors, including in some cases vesting and mandatory deferrals over specified periods. Long-term incentive compensation payouts (as opposed to target opportunities) are not specifically tracked, because the payouts are typically made over a period of years and have a variable value based on the market performance of the underlying equity and other factors (such as the holding period for the options or stock by the individual). LTIP awards at the Corporation, for example, have a three-year performance period, after which 50% is paid in cash (or not at all) based on the performance factors and 50% is mandatorily deferred into phantom stock units for an additional two years, with optional voluntary deferral for each component thereafter. The payout for the entire LTIP award spans a minimum five-year period. The payout value of options, restricted stock units, and restricted stock awards obviously is dependent on stock performance and the individual’s holding period.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

Moreover, calculating and disclosing the percentile of compensation awarded on either a target opportunity or an actual payment basis (which presents separate issues as described above), would not be especially meaningful, because (i) Hewitt Associates adjusts the Comparator Group compensation data for revenue regression and age, and (ii) the calculated percentile would not represent an actual percentile of compensation awarded or paid to an individual executive within the Comparator Group. In reality, it would only represent a derived percentile within the adjusted, regressed and aged statistical data.

For the reasons outlined above, we do not believe that disclosure of the percentiles would be meaningful or descriptive of the manner in which compensation decisions actually are made by the Committee.

Item 402(b)(2)(xiv) does not specifically reference or appear to require the disclosure of actual percentiles. We believe that our disclosure is consistent with the current language of Item 402(b)(2)(xiv). A significant number of other companies appear to have followed a similar approach.

In response to the comment, in our 2008 proxy statement, we plan to add additional disclosure to detail how our benchmarking process works, consistent with the summary above. To the extent material to or necessary for an understanding of our executive compensation philosophy or policies, we also propose to explain how the compensation awarded to each individual NEO differed as a percentage of the benchmark (for example, 120% of the median) and the individual factors considered by the Committee in approving awards at a higher or lower level for individual NEOs. We believe that this disclosure is more representative of the data considered and process undertaken by the Committee in determining compensation than the disclosure suggested by the comment.

8.	We note your disclosure on page 28 under “Role of Compensation Consultants.” The disclosure suggests that management’s recommendations to the committee may be based upon reference to compensation data of companies other than those in the Comparator Group identified on pages 27-28. If so, please identify the benchmark companies used by management. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Management’s recommendations to the Committee are prepared based on Comparator Group data provided by the compensation consultant hired by the Corporation (Hewitt Associates). We did not intend for the disclosure on page 28 to suggest that management’s recommendations to the Committee are based upon compensation data of companies other than those in the Comparator Group. The Committee’s consultant (Watson Wyatt Worldwide, Inc.) reviews and provides advice to the Committee regarding management’s recommendations. In doing so, it also uses compensation data from the Comparator Group. We plan to revise the disclosure in our 2008 proxy statement to make clear that the referenced data is “Comparator Group” data. Also see the response to Comment 11 below.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

9.	You state generally that your mix of compensation is based on your benchmarking companies. Please consider disclosing the targeted mix, based on your benchmarking data, of cash to equity compensation, and short-term to long-term compensation. Item 402(b)(2)(i) and (ii) of Regulation S-K.

On page 28 of our 2007 proxy statement, we disclosed that: “Our pay elements and the mix of pay among these elements, likewise, are based on Comparator Group data.” As the comment notes, it is a general statement, which may warrant further clarification. Although the Corporation reviews the mix of compensation paid by Comparator companies generally, the Corporation does not target a specific mix of the elements based on benchmarking data. Specifically, the Corporation does not, as the comment suggests, target a specific percentage mix of cash to equity, or short-term to long-term incentive compensation.

Instead, as discussed in response to comment 7 above, the Corporation considers market levels of compensation for each element of compensation (i.e., base salary, short-term incentive, and long-term incentive compensation), along with other factors (including position, tenure, individual and organizational performance, retention needs, and internal pay equity) that are left to the discretion of the Committee. As the ratios of the mix change over time, the Corporation adjusts the individual compensation elements, but does not specifically benchmark or target a specified mix.

As noted in response to comment 7, in our 2008 proxy statement we will revise our disclosure more specifically to detail how the Corporation uses benchmarking data.

10.	Please revise to more clearly address the role of the chief executive officer and other senior executives in setting executive compensation. Refer to item 402(b)(2)(xv) of Regulation S-K.

We included disclosure in our 2007 proxy statement in several places, as summarized below, that we viewed as responsive to the requirements of Item 402(b)(2)(xv) of Regulation S-K.

On page 28 of our 2007 proxy statement, we disclosed that:

Our Chairman, President and CEO, with input from our Senior Vice President, Human Resources and management’s outside executive compensation consultant, recommends to the Committee the base salary, target bonus levels, actual bonus payouts and long-term incentive grants for our Executives.

On page 30 of our 2007 proxy statement, we discussed the general process for determining corporate level organization goals for the CEO and other Executives, and then specifically described the role of the CEO, CFO and Senior Vice President, Human Resources, in assessing corporate and individual performance, as follows:

In January of each year, the Executive Vice President and CFO in conjunction with the Senior Vice President, Human Resources prepare an assessment of our operational, strategic and financial results and an initial recommendation for the annual MICP Corporate Factor, applicable to all of the Executives. The recommendation is reviewed

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

and adjusted by the CEO, as appropriate. The CEO, with assistance from the Senior Vice President, Human Resources, assesses the performance of individual Executives (other than himself) and makes recommendations of MICP Individual Factors to the Committee. The Committee assesses the performance of the CEO.

On page 32 of our 2007 proxy statement, we described the processing for making long-term incentive awards and described the role of the Senior Vice President, Human Resources:

In making long-term incentive awards, the Committee reviews the current economic value provided under long-term awards made by the Comparator Group. The Senior Vice President, Human Resources advises of the Committee of the awards’ economic value based on information provided by management’s compensation consultant…

Also on page 32, we commented on the role of the Senior Vice President and Human Resources and the Executive Vice President and CFO with regard to setting the size of the awards and the establishment of performance metrics:

The Senior Vice President, Human Resources, with market data collected by management’s outside consultant, makes recommendations to the Committee for award opportunities. The Executive Vice President and CFO makes recommendations to the Committee as to the establishment of performance metrics.

In our 2008 proxy statement, consistent with our response to comment 11 below, we will make clear who is covered by references to “management”. We will seek to clarify the disclosure concerning the role of the CEO in assessing the performance of the other named executives who report to him (in consultation with the Senior Vice President, Human Resources) and in reviewing and shaping management’s recommendation to the Committee of the total compensation and components of compensation to be paid to the other named executives. We also plan to provide additional detail regarding the role of the CEO and CFO in recommending target ranges for performance metrics to the Committee.

The Role of Compensation Consultants, page 28

11.	We note that the Management Development and Compensation Committee and “management” retain separate consultants. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation, and any other material elements of the consultants’ functions. Refer to item 407(e)(3)(iii) of Regulation S-K. In addition, please explain who is encompassed by the term “management.”

In 2006, the Corporation retained Hewitt Associates to provide data on Comparator Group compensation practices and to serve as its consultant for compensation plan design and the preparation of recommendations to the Committee regarding the specific amounts to be paid to executives under its compensation programs.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

Also in 2006, the Committee retained Watson Wyatt as its own separate consultant to review the Corporation’s recommendations to the Committee on compensation for the NEOs and to review the data compiled by the Corporation’s consultant.

The reference to “management recommendations” on page 28 of our 2007 proxy statement was intended to refer specifically to the joint recommendation of the CEO and the Senior Vice President, Human Resources regarding the compensation of the other NEOs, which is described earlier on the same page. To avoid confusion, we will refer to Hewitt Associates as the Corporation’s consultant (instead of management’s consultant), and explain who is encompassed by the term “management” when used in the context of specific recommendations.

We will seek to provide further detail in our 2008 proxy statement about the nature and scope of the respective assignments of the two separate consulting firms retained by the Committee and the Corporation. Also, see the response to Comment 8 above.

Description of the Elements of Our Compensation Program, page 28

12.	Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note limited analysis on pages 31-35 of how your option and restricted stock awards were determined. In this regard, although your disclosure provides general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

We believed that we provided considerable detail regarding how and why we paid each element of compensation to the NEOs on pages 28 through 35 of our 2007 proxy statement. Much of the detail we provided concerned satisfaction of the performance factors by the CEO and other NEOs collectively as a management team. See, for example, the disclosure under the caption “MICP Bonuses for 2006 Performance” on page 31 of our 2007 proxy statement.

In our 2008 proxy statement, we will seek to provide additional detail and analysis concerning the performance of each NEO and how that performance contributed to his or her individual compensation. In doing so, we will seek to identify the primary performance factors or specific accomplishments considered by the Committee for each NEO in determining compensation. In addition, as noted in our response to comment 7 above, we plan to provide more detail about how our benchmarking process works.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

13.	Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

As noted in response to comment 12, in our 2008 proxy statement, we will seek to provide additional detail and analysis concerning how individual performance contributed to individual compensation decisions.

How MICP payments are Determined, page 29

14.	We note your disclosure in the first paragraph of the right-hand column on page 30 stating that your targets were within your forecasted ranges for 2006. We also note your 2006 results as set forth on page 31. However, please disclose your specific performance targets. Your disclosure should address both quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical bonus practice and the incentive parameters set for the relevant fiscal period.

In February 2006, the Committee established specific quantitative financial performance objectives derived from our long-range plan and our then publicly available forecasted outlook for the year. We disclosed the quantitative financial performance objectives for sales, segment operating profit, and EPS as a range in our 2007 proxy statement to be consistent with the forecasted results for those metrics previously disclosed in January 2006. We also disclosed a number of separate qualitative objectives and disclosed that the weight given to each factor was not quantified, but was at the discretion of the Committee. We viewed our disclosure as responsive to the requirements of Item 402(b)(2)(vii) of Regulation S-K.

In our 2008 proxy statement, we plan to disclose the specific financial performance objectives adopted by the Committee for 2007. We note, however, that the financial performance objectives adopted by the Committee for 2007 were adopted and expressed in the form of a

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

range for sales, segment operating profit and EPS. Using a range for performance objectives is consistent with the design of the annual incentive program, which is intended to award compensation based on a broad analysis of performance during the preceding year. As noted on page 30 of our 2007 proxy statement:

The objectives are both quantitative and qualitative and provide a framework for reviewing performance. Meeting, exceeding or falling short of an identified objective does not mandate a particular organization factor but is considered as one factor among many for evaluating the year’s performance. The determination of the organizational factor associated with a level of performance of any particular objective or all the objectives as well as the weight given to each objective remains within the discretion of the Committee. The Committee also has the discretion to consider other factors it deems relevant.

15.	It appears that the performance goals for 2007 are set [by] the committee during the first quarter of the year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instruction regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

We have reviewed Instruction 2 to Item 402(b) of Regulation S-K and Section II.B.I of Commission Release 33-8732A, and will continue to take them into account in future filings to the extent material to disclosures about prior year compensation or indicative of material changes in disclosed compensation policy or practice.

Instruction 2 notes that actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the NEOs compensation for the last fiscal year.

Section II.B.1 of Commission Release 33-8732A adopts a principles-based approach to disclosure, and specifically recites:

We wish to emphasize, however, that the application of a particular example must be tailored to the company and that the examples are non-exclusive. We believe using illustrative examples helps to identify the types of disclosure that may be applicable. A company must assess the materiality to investors of information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required. Because of the scope of the Compensation Discussion and Analysis is intended to be comprehensive, a company must address the compensation policies it applies, even if not included among the examples. The Compensation Discussion and Analysis should reflect the individual circumstances of a company.…

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

If there were material changes adopted in plan design or to the performance goals themselves after the end of the prior year, we agree that subsequent goals potentially could be material to a fair understanding of the prior year’s compensation or a company’s compensation policies. In most instances, however, we would not view the establishment of a new numerical performance objective for one of the same measures used in the prior year for the following year as material or necessary to a fair understanding of the compensation policies of the prior year. Consistent with the instructions, we propose to evaluate whether disclosure of the subsequent year’s performance goals is required as part of the Compensation Discussion & Analysis based on materiality of the facts to a fair understanding of the prior year’s compensation disclosure.

Summary Compensation Table, page 38

16.	As noted in Section II.B.1. of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity grants of Mr. Stevens differ so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

We do not believe that the compensation policies and procedures for the CEO and other NEOs are materially different. As a general matter, the CEO receives larger compensation and equity grants because he has a broader range of responsibilities than the other NEOs. The CEOs of other companies within our Comparator Group also receive comparatively larger compensation and equity grants than other NEOs at those companies. In other words, we believe that it is market practice for the CEO to receive comparatively larger compensation and equity grants than other NEOs, and that our practice is consistent with that of other companies in the Comparator Group.

On page 35 of our 2007 proxy statement, for example, we discussed the rationale for the CEO’s larger restricted stock unit (“RSU”) grant:

A portion of the grant (40,000 RSUs) made to Mr. Stevens in February 2006 was subject to the three-year vesting schedule applicable to the other Executives. The remaining portion of the grant (92,000 RSUs) has an extended vesting schedule. The purpose of the extended vesting was to retain Mr. Stevens to age 60 and beyond. In determining the size of the award, the Committee considered Mr. Stevens’ total compensation including post-employment income.

Further discussion of the CEO’s grant appears in footnote 7 on page 42 and footnote 6 on page 44 of our 2007 proxy statement.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

We also noted on page 35 of our 2007 proxy statement the rationale for an additional grant of restricted stock units that was made to the CFO in 2006:

A special grant of 9,000 RSUs was made on September 28, 2006 to Mr. Kubasik to take into account market data gathered by management’s compensation consultant specific to the CFO position. Earlier market data, on which prior grants had been based, had been related to Executive Vice President positions in general and not specifically the position of CFO.

We similarly noted additional payments or benefits that were made available to the other NEOs on page 36 (Dr. Sloane and Mr. Heath) and page 51 (Mr. Camardo) in our 2007 proxy statement.

To the extent there are material differences in methodology among the NEOs or in the nature of the compensation paid or awarded, we plan to continue to identify those differences in our 2008 proxy statement to address this comment. See also our response to comments 12 and 13 above.

17.	Please consider whether any portion of your annual incentive awards are a part of a non-equity incentive plan. If you do not believe that the awards are made under a plan, please revise your disclosure to address Question 4.02 of the Compliance and Disclosure Interpretations dated February 12, 2007.

We included a footnote to the Summary Compensation Table explaining that we included the annual bonuses for performance under the MICP in column (d), because they are based on both quantitative factors and subjective assessments over a one-year period. The MICP awards also potentially could have been included as non-equity incentive plan compensation in column (g). We viewed the presentation in our 2007 proxy statement as preferable and as more transparent than reflecting bonuses as zero and including the total of the MICP awards and LTIP awards in column (g). In our view, the MICP awards more closely resemble what an average reader would characterize historically as an annual bonus.

In our 2008 proxy statement, we propose to continue to reflect the MICP awards in column (d), and to continue to include a footnote similar to the presentation in our 2007 proxy statement to explain that the MICP awards are based on both quantitative and subjective assessments of performance.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

Nonqualified Deferred Compensation, page 46

18.	Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulations S-K, please revise footnote (5) to clearly state the extent to which amounts reported in “Aggregate Balance at Last FYE” previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.

We reflected in footnote (5) the aggregate contributions made by the executive since commencement of participation. We viewed this as a more meaningful and inclusive presentation than solely the amount that would have been reported as compensation in the summary compensation table for prior years while a NEO.

In our 2008 proxy statement, we will revise the footnote presentation to quantify the extent to which amounts reported in the contributions and earnings columns in the last completed fiscal year in the “Summary Compensation Table” and amounts reported in the aggregate balance at last fiscal year end column (column (f)) previously were reported for the NEOs in the “Summary Compensation Table” for prior years. We understand the transition rules to require the presentation of only 2006 and 2007 compensation as prior years in our 2008 proxy statement. We also may consider including in a footnote the aggregate contributions since commencement of participation on a voluntary basis, consistent with our response above.

Payments of Account of Termination, Retirement, Change in Control, Disability, Death, page 51

19.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions made in connection with these arrangements.

As a general matter, we do not have employment agreements with our NEOs. The termination of a NEO or other trigger (such as a change in control) results in the acceleration of the payment of earned benefits or accelerated vesting of previously granted awards. Because the payments are based on previously granted or earned benefits as opposed to new benefits, we did not describe how appropriate payment and benefit levels are determined or how the payments fit into our overall compensation objectives.

On some occasions, we have provided additional benefits to exiting NEOs. For example, we entered into a consulting agreement with Mr. Camardo. We noted this agreement on page 51 and described the purpose of the agreement as “part of insuring an orderly transition following Mr. Camardo’s retirement on April 1, 2007.” To the extent we enter into ad hoc or additional termination arrangements in the future, we would plan to add additional disclosure to our 2008 proxy statement to describe how any applicable termination and severance payments or arrangements were determined, and how the arrangements relate to overall compensation objectives.

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

20.	Please consider adding a column or row to aggregate the amount of benefits named an executive officer would receive upon change in control.

On pages 51-53 of our 2007 proxy statement, we summarized in a narrative table the payment triggers associated with retirement, change in control, death/disability/layoff, divestiture, and termination/resignation. On pages 54-55, we provided a summary of the payments attributable to each of those events under various plans or equity grants. We did not include a total column for each of the events as it did not appear to be required by Item 402(j) of Regulation S-K and, as discussed in response to question 19 above, the amounts payable generally reflect amounts previously earned or awarded to the NEO and discussed elsewhere in our 2007 proxy statement.

We will consider including a total for the columns for the triggering events to the extent that we continue to provide this information in a tabular format in our 2008 proxy statement.

21.	Where appropriate, please discuss the rationale for including single triggers for certain equity award included under your executive compensation program, such as options and RSUs. Refer to Item 402(b)(2)(xi) and (j)(3) of Regulations S-K.

As suggested, we plan to include a discussion of the rationale for including single triggers upon a change in control for equity awards included as part of our executive compensation program, where appropriate, in our 2008 proxy statement.

We anticipate that the disclosure would highlight that the different types of equity awards serve different purposes in our overall compensation program. In connection with the design of the plans, the Corporation considered and tailored the change in control (and other triggers) in a manner that it believed appropriate for the compensation purpose. For example, restricted stock awards (RSAs) generally have been used only selectively, primarily to address retention issues. In that context and to serve a retention purpose, the Committee approved a double vesting trigger such that accelerated vesting only occurs following a change in control if the executive terminates his or her service for good cause within two years. The double trigger encourages continued employment and retention. RSAs also generally have been granted only to senior members of management on limited occasions.

In contrast, the currently outstanding option and RSU awards immediately vest upon a change in control. Stock options are intended to reward common stock appreciation from the market price on the date of grant. We use stock options to provide compensation only to the extent our stock price increases over the term of the option. RSUs also enable recipients to share in both the risk and rewards of stock ownership through stock depreciation or appreciation and provide a type of compensation used by competitors. RSUs are a relatively new component of long-term incentive compensation at the Corporation, and were first used in 2006. Given the predominantly compensatory nature of the awards tied to stock appreciation, a single trigger was utilized for vesting in the event of a change in control. Stock option and RSU grants are made to a broader group of employees and are not limited to senior management levels. Immediate vesting upon a change in control permits participants to participate in any price appreciation associated with a change in control or control premium, on a basis similar to that

Mr. Daniel Morris, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 21, 2007

available to shareholders as a whole, without the necessity of placing receipt of that compensatory element at the risk of the actions of the new control person or acquirer (including continued employment).

As requested, in connection with the above responses, the Corporation hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that that the Staff is concurrently reviewing the proxy statements of a number of other issuers, and plans to review the collective responses to the Staff’s comments by those companies and potentially to provide additional interpretive guidance regarding the proxy statement rules and disclosure requirements in advance of the 2008 proxy season. At the same time, the Corporation continues to evaluate its compensatory plans and arrangements for potential changes or updates, and to monitor developments and interpretations related to proxy statement and executive compensation disclosure. As a result, the Corporation reserves the right to amend or supplement its responses, or to implement them in an appropriate but different manner, in response to future interpretive advice of the Staff or changes to the Corporation’s executive compensation plans and programs.

We would welcome the opportunity to discuss any questions or clarifications that would be useful to you or other members of the Staff. If we can be of assistance, please contact me or either of the two members of my staff who have assisted with the preparation of this response, Marian S. Block at (301) 897-6314, or David A. Dedman at (301) 897-6177.

Sincerely,

James B. Comey